Notice of Exempt Solicitation Pursuant to Rule 14a-6(g)

Name of the Registrant: Target Corporation

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption: One Congress Street, Suite 3101, Boston, MA 02114

Written materials required to be submitted pursuant to Rule 14a-6(g)(1): Letter to company shareholders sent on May 11, 2026 in support of item # 6.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Target’s proxy statement.

Target Corporation

Item #6 Regarding Disclosure of Pesticide Measurement and Reduction

We urge shareholders to vote FOR Item 6 at Target Corporation’s (“Target’s” or the “Company’s”) Annual Shareholder Meeting on June 10, 2026. The Shareholder Proposal was filed by Trillium Asset Management, Adrian Dominican Sisters Portfolio Advisory Board, Bon Secours Mercy Health, CommonSpirit Health, Congregation of St. Joseph, Daughters of Charity Province of St. Louise, and Mercy Investment Services.

Proposal’s resolved clause:

Shareholders of Target Corporation (“Target”) request that the board of directors issue a report on the presence of pesticides in Target’s private label brands and any efforts to quantify and curtail them, at reasonable cost, focusing on material issues, and omitting proprietary information.

Rationale for a YES vote:

1.	Measuring and disclosing pesticide risk in agricultural supply chains is necessary to assess progress in mitigating regulatory, reputational, legal, and financial risks associated with pesticide use.
2.	Target does not collect, analyze, or disclose quantitative information on pesticide use in its agricultural supply chains to assess these risks.
3.	Target lags its peers in assessing pesticide risk and implementing pesticide reduction practices in its supply chains.

Summary:

This Proposal seeks to assist shareholders in understanding the risks to Target associated with pesticide use throughout the Company’s supply chain. A healthy soil ecosystem is alive, with thriving microorganisms that retain nutrients and water, prevent topsoil loss, and assist plants in making use of available nutrients. Healthy soils also increase farm resiliency in the face of climate-related droughts and floods and increase soil’s ability to sequester carbon.1

Pesticide use is increasingly found to reduce soil health and farm resilience, and exposure to pesticides and agrichemicals is associated with serious health effects in humans.2 The base of a successful regenerative agriculture system is healthy soils and without addressing and reducing pesticide use, such systems are unable to effectively achieve regenerative outcomes.

While we welcome Target’s Pollinator Protection Policy and Nature & Biodiversity Strategy, the Company does not disclose information enabling investors to evaluate whether these commitments and programs are effective in mitigating risks from pesticide use and biodiversity loss. Currently, Target fails to report on pesticide use or reduction measures, including quantitative data related to pesticide use in its agricultural supply chains.

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1 https://www.sciencedaily.com/releases/2023/02/230208125121.htm

2 https://www.annualreviews.org/doi/full/10.1146/annurev.publhealth.25.101802.123020#_i34

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Target’s proxy statement.

Target lags peers, including Kroger and Walmart, who have set timebound measurable pesticide commitments to have 100% of their produce and live plant suppliers adopt and implement integrated pest management (IPM) practices as confirmed by vetted third-party certification programs.

Tracking progress is necessary for investors, and the Company, to effectively manage risk associated with pesticide use. Target’s lack of disclosure on pesticide use and reduction efforts leaves our Company vulnerable to claims of greenwashing, growing reputational risks, increasing regulation, and decreased supply chain resiliency.

Discussion:

1.	Measuring and disclosing pesticide risk in agricultural supply chains is necessary to assess progress in mitigating regulatory, reputational, legal, and financial risks associated with pesticide use.

A. Systemic and portfolio risk

The continued widespread use of pesticides creates a range of risks for food companies, including grocery retailers like Target. Pesticide use can impair the dynamic microbial ecosystems that retain soil in place, sustain healthy plant production, sequester carbon, and reduce harm to critical pollinators, such as bees, butterflies, and other beneficial insects. The financial stakes of inaction on pesticide risk are substantial at a systemic level. The World Bank estimates that the collapse of select ecosystem services provided by nature, including wild pollination and carbon sequestration, could result in a loss to the global economy of $2.7 trillion by 2030.3 In addition, a December 2025 report, Invisible Ingredients: Tackling Toxic Chemicals in the Food System, funded in part by the Grantham Foundation and produced by Systemiq, found that pesticides and related chemicals in the global food system generate an estimated $2.2 trillion annually in health costs and an additional $640 billion in environmental costs, including crop losses and management of pesticide-resistant pests. The report further found that existing policies and technologies could reduce these combined harms by approximately 70% — delivering up to $1.9 trillion in annual global savings — demonstrating that the costs of action are modest relative to the damage avoided.4 Ultimately, given that the growth and stability of the economy is a key driver of long-term portfolio returns for diversified investors, biodiversity is an important consideration for such investors, separate and apart from its impact on individual company performance.

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3 https://www.worldbank.org/en/topic/natural-capital

4 https://www.systemiq.earth/reports/invisible-ingredients/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Target’s proxy statement.

B. Supply chain resiliency risk

Industrial agricultural practices, including monocropping, soil tillage practices, and the annual application of nearly four million metric tons of chemical pesticides,5 increases erosion and soil loss while reducing farm resiliency. Widespread pesticide use makes farms vulnerable to floods and other natural disasters that are worsening as a result of climate change. The loss of topsoil from flooding is already causing significant alarm about the productivity of impacted farmland.6 The Food and Agriculture Organization reports that floods, droughts, and other climate events cause nearly $123 billion in lost food production annually.7 Additionally, the continued loss of pollinators poses significant financial risks for the entire food industry as an estimated $235 billion to $577 billion worth of global annual food production relies on contributions by pollinators.8 These losses are passed on to food producers, including those in Target’s private-label food portfolio.

C. Regulatory and legal risk

Regulatory risks continue to grow for the food industry and their agricultural supply chains. In 2023 alone, 11 U.S. states enacted 20 pieces of pesticide reform legislation9 and as of the start of 2026, 27 U.S. states are considering or have enacted 94 pieces of legislation regulating pesticide use.10 For example, Arizona has introduced legislation that could set new rules and restrictions on the sale and use of pesticides that pose harm to public health and the environment.11 Additionally, the Texas Attorney General is investigating major grocery retailers for spraying pesticides on organic produce in stores without notifying customers.12

Furthermore, the financial consequences of unmanaged pesticide litigation risk are not hypothetical. The Roundup litigation saga transformed Bayer’s glyphosate portfolio. Bayer has reserved over $5.9 billion for glyphosate-related litigation as of year-end 2024,13 with class settlement payments continuing into 2026.14 This precedent illustrates how pesticide-related risks, once unacknowledged and unmanaged, can metastasize into material financial liabilities, including for retailers whose supply chains depend on such products. Proactive disclosure and risk assessment is the mechanism by which companies may be able to avoid this trajectory.

D. Reputational risk

Target faces growing reputational risk from pesticide use in its supply chains as public awareness and concern about toxic chemicals intensifies, particularly in products marketed to families and children.

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5 https://www.statista.com/statistics/1263077/global-pesticide-agricultural-use/

6 https://www.sciencedirect.com/science/article/abs/pii/S0169772223000517#:~:text=Water%20induced%20erosion%20comprises%2056,to%20introduce%20effective%20management
%20practices

7 https://openknowledge.fao.org/items/cd76116f-0269-43e4-8146-d912329f411c

8 https://foe.org/wp-content/uploads/2021/09/Economic-risks-of-pesticide-use-and-pollinator-declines.pdf

9 https://www.ncelenviro.org/app/uploads/2024/02/Cons.-Pesticides-Briefing-Book.pdf

10 https://www.ncelenviro.org/bill-tracking/?bill-type[]=707&pagination-num=1

11 https://capitolpulse.ai/legislation/az/hb2472

12 https://www.texasattorneygeneral.gov/news/releases/attorney-general-ken-paxton-investigates-major-grocery-chains-spraying-organic-produce-pesticides

13 https://www.bayer.com/sites/default/files/2025-03/bayer-ag-financial-statements-2024.pdf

14 https://www.bayer.com/media/en-us/bayer-delivers-upgraded-2025-ambition-projects-solid-2026-focused-on-strategic-priorities/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Target’s proxy statement.

The scientific basis for these concerns is well-established and growing. A 2025 report by Deep Science Ventures (DSV) and the Grantham Foundation for the Protection of the Environment, “Toxicity: The Invisible Tsunami,” drew on a review of peer-reviewed studies and more than 50 interviews with global experts and concluded that chemical toxicity is a significantly underestimated risk to society. Among its key findings: the impact of pesticide use on cancer incidence may rival that of smoking, with links to leukemia, non-Hodgkin’s lymphoma, bladder, colon, and liver cancer; and prenatal pesticide exposure increases the odds of childhood leukemia and lymphoma by over 50%.15 As public awareness of these findings reaches mainstream consumers, food retailers marketing to families and children may face heightened scrutiny and reputational exposure that extends beyond any single product category.

A February 2026 Pew Research Center survey found that a large majority of Americans are concerned about harmful chemicals in food, water, and everyday consumer products, underscoring heightened expectations for retailers to proactively address chemical and pesticide risks.16 The survey found consumer concern is bipartisan, with “5 in 6 adults want[ing] government [and] business to do more to ensure chemical safety.”17

These concerns are already materializing for Target: testing by Friends of the Earth has repeatedly identified dozens of pesticide residues—including chemicals classified as highly hazardous to human health and the environment and banned in the European Union—in Target’s private-label baby food products.18 Continued associations with harmful pesticides, especially in sensitive categories like infant and toddler foods, risk eroding consumer trust in Target’s owned brands and sustainability commitments, weakening brand equity at a time when reputation, transparency, and perceived product safety materially influence purchasing decisions and long-term shareholder value.

E. Pesticide risks may be material

These collective risks from pesticide use may be material given Target’s merchandise composition and exposure throughout its supply chains. In 2025, Target’s net sales from apparel and accessories, food and beverage, and home furnishings and decor - the categories most exposed to pesticide use via agricultural supply chains - totaled over $55 billion, representing about 53% of net sales that year.19

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15 https://www.deepscienceventures.com/toxicity

16 https://www.pew.org/en/research-and-analysis/articles/2026/02/26/americans-are-concerned-about-harmful-chemicals-in-food-water-and-everyday-products

17 https://www.pew.org/en/research-and-analysis/articles/2026/02/26/americans-are-concerned-about-harmful-chemicals-in-food-water-and-everyday-products

18 https://foe.org/toxic-pesticides-found-in-target-baby-food/

19 https://app.quotemedia.com/data/downloadFiling?webmasterId=101533&ref=319861639&type=PDF&symbol=TGT&cdn=54f50b8faf437e93d3ae0d0d37649677&companyName=Target
+Corporation&formType=10-K&dateFiled=2026-03-11

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Target’s proxy statement.

Additionally, Target’s Annual Report identifies several relevant risk factors including anticipating and responding to changing consumer preferences, the impacts of a changing climate and potential supply chain disruptions, and the ability to address product safety and sourcing concerns.20 In particular, the Company notes, “negative guest perceptions regarding the safety and sourcing of the products we sell could harm our reputation and adversely affect our results of operations.” As Target’s executive vice president and chief merchandising officer recently noted, the Company is evolving its offerings to meet consumers’ increasing prioritization of healthier lifestyles, including by voluntarily phasing out synthetic colors from its owned-brand cereal assortment.21 While pesticide residue levels in Target’s fresh produce and owned-brand food products may be within regulatory safety limits, there is potentially significant reputational risk as consumers are increasingly concerned about the impacts of chemicals in their food.

Shareholders require pesticide reduction or avoidance data to assess our Company’s progress toward reducing pesticide-related risks and vulnerabilities, including environmental and human health harms, soil and biodiversity loss, regulatory pressures, and potential lost market share related to consumer demand for clean food and reduced adverse environmental and health impacts.

2.	Target does not collect, analyze, or disclose quantitative information on pesticide use in its agricultural supply chains to assess these risks.

Target fails to collect or report pesticide-related metrics to demonstrate that it is assessing and mitigating the significant range of risks from pesticide use. Investors are concerned that if Target does not collect, assess, and report on pesticide risk across its relevant supply chains, and identify opportunities for improvement as its competitors are doing, critical strategic and investment decisions will not fully reflect its material risk nor identify the benefits of managing and reducing such risk across its full supply chain.

Target’s commitment to responsibly sourcing and minimizing its environmental impacts is established in the Company’s enterprise-wide sustainability strategy Target Forward, which includes the vision to “co-create an equitable and regenerative future.”22 Additionally, the Company’s Pollinator Protection Policy includes a goal to leverage soil health practices to improve at least 1 million acres of land by 2025 and to encourage suppliers “to limit non-essential use of pesticides and employ integrated pest management (IPM) strategies whenever possible.”23

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20 Ibid.

21 https://www.supermarketnews.com/grocery-operations/is-target-taking-a-specialized-approach-to-grocery-

22 https://corporate.target.com/sustainability-governance

23 https://corporate.target.com/sustainability-governance/responsible-resource-use/chemicals

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Target’s proxy statement.

Despite these commitments, Target’s current disclosures do not provide sufficient information for investors to evaluate how its goals concerning pollinator protection are implemented in practice throughout the Company’s supply chains and operations. Target’s 2025 Sustainability and Governance Report, its latest sustainability disclosure, included no discussion of the Company’s efforts to protect pollinators and biodiversity or engage with suppliers to limit non-essential use of pesticides and transition to IPM strategies as noted in its Pollinator Protection Policy.24 While Target discloses progress against its 1 million acre goal, the Company does not disclose the metrics used to evaluate how soil health has been improved on those acres, leaving the Company vulnerable to possible greenwashing claims.

General regenerative agriculture statements and goals, without measurement and reporting of pesticide use, do not provide an adequate means of assessing risk and progress. Collecting and reporting quantitative data enables companies to demonstrate actual progress toward nature-related goals. Stating that our Company supports and invests in regenerative agriculture, without disclosing metrics to measure progress, is only a first and insufficient step.

3.	Target lags its peers in assessing pesticide risk and implementing pesticide reduction practices in its supply chains.

A.	Absence of sales restrictions on harmful pesticides

Target does not restrict the sale of harmful pesticides in its stores, placing it behind peers that have taken concrete action to reduce consumer exposure and downstream environmental harm. By contrast:

●	Costco no longer sells weed and insect control products containing glyphosate, neonicotinoids, or chlorpyrifos.[25]
●	Kroger has committed to no longer selling live plants treated with neonicotinoids.[26]
●	Dollar Tree no longer sells neonicotinoid- or glyphosate-based products for outdoor use and required the elimination of nitroguanidine neonicotinoids and glyphosate in its flower supply chain by 2024.[27]

Target’s lack of comparable retail-level controls exposes the company to heightened reputational and regulatory risk as public scrutiny of consumer pesticide products continues to increase.

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24 https://corporate.target.com/getmedia/391e0902-54da-4a88-9325-4fa0098c2665/2025-Sustainability-and-Governance-Report.pdf

25 https://www.costco.com/f/-/pollinator-health

26 https://www.thekrogerco.com/wp-content/uploads/2019/06/The-Kroger-Co_Pollinator-Protection-Statement_2019-June.pdf

27 https://corporate.dollartree.com/_assets/_fb32319dfcd95a9a40fe598e744195d6/dollartreeinfo/db/867/7789/file/Pollinator_Protector_Policy.pdf, https://www.dollartree.com/file/general/Pollinator_Protector_Policy.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Target’s proxy statement.

B.	No time-bound or measurable pesticide reduction goals

Target does not have clearly defined pesticide reduction goals. While the Company has a goal to increase soil health on 1 million acres by 2025 as verified through the Better Cotton Initiative and the US Cotton Trust, pesticide reductions or integrated pest management appear to be voluntary as per those certifications.

By comparison:

●	Walmart[28] and Whole Foods[29] have set a goal to source 100% of fresh produce and floral products from suppliers using third-party-verified integrated pest management (IPM) practices by 2025.
●	Kroger has committed to 100% of fresh produce suppliers implementing third-party-certified IPM practices by 2028 or 2030, depending on grower size.[30]
●	Walmart and the Walmart Foundation have committed to restoring 50 million acres of land by 2030.[31]
●	Giant Eagle’s Pollinator Protection Policy required produce suppliers to eliminate use of nitroguanidine neonicotinoids by 2025 and encourages them to reduce or eliminate use of organophosphates. It also asks growers to avoid replacing one hazardous chemical for another and links to a list of regrettable substitutes.[32]

Without time-bound targets, prioritized chemical benchmarks, or outcome-based metrics, Target’s commitments remain largely aspirational and difficult to evaluate.

C.	Limited risk assessment and weak supplier engagement.

Target does not appear to meaningfully assess pesticide risks at scale or actively engage suppliers through structured data collection, performance tracking, or verification mechanisms. While the company encourages suppliers to limit pesticide use, it does not require routine pesticide disclosure, third-party verification, or standardized reporting. Unlike peer Kroger, which conducted a baseline assessment of 40% of its suppliers,33 Target only requires that such information be “available upon request,” and does not publicly disclose whether or how suppliers are evaluated.34

This absence of baseline assessments and ongoing monitoring limits Target’s ability to identify high-risk chemicals, measure progress, or respond proactively to emerging regulatory, environmental, or reputational risks.

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28 https://corporate.walmart.com/policies, “Walmart U.S. Pollinator Health Position.”

29 https://www.wholefoodsmarket.com/mission-in-action/environmental-stewardship/pollinator-health

30 https://www.thekrogerco.com/wp-content/uploads/2025/06/Kroger-Goal-to-Protect-Pollinators-and-Biodiversity_Jan-2024_Final.pdf

31 https://corporate.walmart.com/news/2020/09/21/walmart-sets-goal-to-become-a-regenerative-company

32 https://www.gianteagle.com/about-us/policies, “Commitment to Protect Pollinators.”

33

34https://corporate.target.com/sustainability-governance/responsible-resource-use/chemicals/chemical-policy

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Target’s proxy statement.

Response to Target’s Board of Directors’ Statement in Opposition

In the statement in opposition to the Proposal, the Board states:

1.	“Target has robust controls to confirm compliance with all applicable safety regulations and requirements, with oversight from the Board.”

The Proposal is not addressing Target’s compliance with applicable food and product safety regulations and other requirements, which we expect our Company to adhere to as a minimum operational practice. The Proposal is seeking information on the overall use of pesticides in Target’s operations and supply chains and any efforts to quantify and reduce use. On other sustainability issues, such as chemical management in consumer products, Target has demonstrated that it is capable of going beyond regulatory compliance and taking a proactive approach in “reducing and eliminating substances in our products, supply chain and operations that demonstrate a potential risk to our guests or team members.”35

Additionally, growing litigation and state regulations concerning chemicals of concern, including pesticides, demonstrates that a compliance-only approach is not always sufficient to avoid and mitigate risk. Recent analyses of approved and legacy pesticide active ingredients indicate that over the last 40 years, the Environmental Protection Agency (EPA) has approved 200 active ingredients that are ‘likely’ or ‘possible’ human carcinogens.36

2.	In its statement of opposition, Target noted disagreement with the findings of a 2025 study suggesting the presence of pesticide residues in Target’s owned-brand baby food.

Target’s assertion that the study only identified trace levels of pesticide metabolites fails to recognize important facts from the study. The 2025 study37 contains the results of two different tests on Target’s owned-brand baby food products. The first test screened for the metabolites of organophosphate pesticides, or dialkyl phosphates (DAPs) and while DAPs can occur naturally in the environment, the levels found in the study - especially the 1,490 parts per billion on average detected in the Good & Gather Pear Puree for Babies - strongly suggest that organophosphates are being used in Target’s supply chain. Organophosphates are a class of insecticides that are known to be highly toxic to children’s developing brains and scientists have called for a full ban.38

The second test conducted on the Company’s owned-brand baby food products was a pesticide multiresidue (PMR) screening which screens for pesticide residues, not metabolites. In the 2025 study, the PMR screening revealed the presence of 29 pesticides in the samples of Target’s owned-brand baby food and included 16 pesticide chemicals that are classified as highly hazardous, 10 that are banned in the European Union, 8 that are linked to hormone disruption, 6 that are linked to cancer, and one that is banned in the U.S.

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35 https://corporate.target.com/sustainability-governance/responsible-resource-use/chemicals/chemical-policy

36 https://biologicaldiversity.org/w/news/press-releases/new-analyses-epa-consistently-fails-to-warn-public-of-pesticide-cancer-risks-2026-03-30/

37 https://foe.org/toxic-pesticides-found-in-target-baby-food/

38 https://pubmed.ncbi.nlm.nih.gov/30356230/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Target’s proxy statement.

Though all the pesticides detected by the PMR screening were found at levels below the limits set by the EPA, there is still cause for concern. For instance, the pesticide chlorothalonil was detected in one sample of the Good & Gather Pear Puree for Babies at 98 parts per billion which exceeds the Maximum Residue Limit set by the European Union. Children consume more pesticides per pound of body weight and are less efficient at detoxifying pesticides, meaning even very small exposures can negatively impact children’s health. Additionally, some of the Target owned-brand baby food samples tested contained more than ten different pesticides which raises concerns about cumulative exposure in children.

This concern is reinforced by landmark peer-reviewed research. A January 2025 article in the New England Journal of Medicine, authored by 25 researchers from 17 leading institutions, found that noncommunicable diseases in children are on the rise and that multiple such diseases are linked to manufactured synthetic chemicals, including pesticides.39 The authors noted that fewer than 20% of synthetic chemicals in commerce have been tested for toxicity, and that children are far more sensitive than adults to toxic chemicals in the environment. The authors called for a fundamental revamping of U.S. chemical law to prioritize children’s health, underscoring that a compliance-only approach, as Target’s Board suggests is sufficient, is increasingly out of step with the scientific consensus, especially for companies with meaningful pesticide and chemical exposure in infant and toddler food categories.

Given the sustainability commitments outlined in its Target Forward Strategy, including to promote pollinator and soil health and to drive “positive impact for both people and planet”40, we believe it would be prudent for the Company to understand which pesticides are being used to produce its owned-brand products and the potential hazards those pesticides pose to human and environmental health, so that the Company may take appropriate actions to mitigate any risks.

3.	Target will continue to focus its resources on its existing initiatives, which have been developed to align with its business strategy and are subject to Board oversight.

In its opposition statement, the Company notes that “Target’s shareholders are best served by continued focus on integrating environmental and human health risk management into the company’s core sourcing and governance processes.” While we support this integration into Target’s sourcing program, the Company’s current disclosures on its responsible sourcing program41, including its Standards of Vendor Engagement42, do not indicate if pesticide-related risks are incorporated into these processes, and if so, how they are being addressed.

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39 https://www.nejm.org/doi/full/10.1056/NEJMms2409092

40 https://corporate.target.com/sustainability-governance/strategy-target-forward

41 https://corporate.target.com/sustainability-governance/responsible-supply-chains/sourcing-manufacturing-practices

42 https://corporate.target.com/sustainability-governance/responsible-supply-chains/suppliers/standards-of-vendor-engagement

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Target’s proxy statement.

Current disclosure available to shareholders about Target’s regenerative agriculture initiatives only includes the number of acres engaged, a metric which provides little real information on the outcomes of these initiatives on those acres. As mentioned above, some of Target’s competitors have identified that pesticide use poses various risks to their companies and have established integrated pest management goals to help mitigate such risks and are reporting on their progress. Without disclosing pesticide reductions achieved through its regenerative agriculture initiatives, shareholders are unable to assess these programs’ progress and success. Disclosure of pesticide use reduction can assure shareholders that Target is taking action to enhance benefits to soil health, biodiversity, soil carbon sequestration, water quality, human and ecosystem health, farm resiliency, and crop production.

Conclusion

Excessive pesticide use adversely impacts soil health, farm resilience, and human health, increasing reputational, regulatory, and financial risks associated with pesticide use. Assessing and reporting pesticide-related risks in Target’s operations and supply chain can help the Company strategize and implement effective risk mitigation measures, as its competitors currently do, and assist shareholders in understanding the Company’s progress.

For these reasons, we urge Target’s shareholders to vote FOR item 6 regarding disclosure of pesticide measurement and reduction.

Any questions regarding this exempt solicitation or item 6 should be directed to Kate Monahan, Director of Shareholder Advocacy, Trillium Asset Management at KMonahan@trilliuminvest.com.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Target’s proxy statement.